Exhibit (a)(1)(E)

SILGAN HOLDINGS INC.

SUPPLEMENT NO. 1 DATED DECEMBER 18, 2012

TO OFFER TO PURCHASE FOR CASH

SHARES OF ITS COMMON STOCK FOR AN AGGREGATE PURCHASE PRICE OF UP TO

$250 MILLION, UP TO A MAXIMUM OF 6,134,969 SHARES

AT A PER SHARE PURCHASE PRICE NOT LESS THAN $40.75 PER SHARE

NOR GREATER THAN $45.25 PER SHARE IN A MODIFIED DUTCH AUCTION

THE OFFER, PRORATION PERIOD AND YOUR RIGHT TO WITHDRAW YOUR SHARES

HAS BEEN EXTENDED AND WILL EXPIRE AT 5:00 P.M., NEW YORK TIME, ON FEBRUARY 5, 2013, UNLESS

THE OFFER IS FURTHER EXTENDED. WE MAY FURTHER EXTEND THE OFFER PERIOD AT ANY TIME.

On November 19, 2012, Silgan Holdings Inc., a Delaware corporation (“we,” “us” or the “Company”), distributed documentation relating to the Company’s offer to purchase for cash shares of its common stock, par value $0.01 per share (the “shares”), for an aggregate purchase price of up to $250 million, at a price not less than $40.75 per share nor greater than $45.25 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2012 (the “Original Offer to Purchase”), and the related Letter of Transmittal. By this Supplement No. 1, dated December 18, 2012 (this “Supplement No. 1” and, together with the Original Offer to Purchase, the “Offer to Purchase”), we are amending and supplementing the Original Offer to Purchase. The Offer to Purchase and the Letter of Transmittal, each as may be amended or supplemented from time to time, together constitute the “Offer.” The tender offer was originally scheduled to expire at 5:00 p.m., New York time, on December 18, 2012. We have extended the expiration date of the Offer to 5:00 p.m., New York time, on February 5, 2013.

IF YOU HAVE VALIDLY DEPOSITED AND NOT WITHDRAWN YOUR SHARES, YOU NEED NOT TAKE ANY FURTHER ACTION TO ACCEPT THE OFFER.

This Supplement No. 1 contains important information about the Offer. We urge you to read this Supplement No. 1 in conjunction with the Original Offer to Purchase, including the documents incorporated by reference therein, and the related Letter of Transmittal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of the transaction or passed upon the adequacy or accuracy of the information contained in this Offer to Purchase. Any representation to the contrary is a criminal offense.

If you have any questions or need assistance, you should contact Georgeson Inc. (“Georgeson”), the information agent for the Offer, or Citigroup, the dealer manager for the Offer, at their respective addresses and telephone numbers set forth on the back cover of this Supplement No. 1. Further, if you require additional copies of this Supplement No. 1, the Original Offer to Purchase or the Letter of Transmittal, you should contact Georgeson, as the information agent.

The Dealer Manager for the Offer is:

Citigroup

Supplement No. 1 dated December 18, 2012 to Offer to Purchase dated November 19, 2012

The following information amends and supplements the information contained in the Original Offer to Purchase. Capitalized terms defined in the Original Offer to Purchase but not defined in this Supplement No. 1 have the meanings ascribed to them in the Original Offer to Purchase.

General Amendments

All references in the Original Offer to Purchase to the expiration date of the Offer shall now mean 5:00 p.m., New York time, on February 5, 2013, unless the Offer is further extended.

All references to the Company’s intention not to extend the expiration date of the Offer are hereby deleted and the reservation of its right to do so are hereby amended and restated as follows:

“We reserve the right to further extend the expiration date of the Offer in our sole discretion.”

All references to the right of our directors and executive officers to participate in the Offer and the intentions of our co-founders and Non-Executive Co-Chairmen to participate in the Offer are hereby amended and restated to read as follows:

“Our directors and executive officers are entitled to participate in the Offer on the same basis as all other stockholders, and certain of our directors and executive officers may tender shares in the Offer. Each of Messrs. Silver and Horrigan, our co-founders and the Non-Executive Co-Chairmen of our board of directors, has informed us that he currently does not intend to tender any shares of our common stock owned beneficially or of record by him in the Offer. The equity ownership of our directors, including Messrs. Silver and Horrigan, and executive officers who do not tender their shares in the Offer will proportionally increase as a percentage of our outstanding common stock following the consummation of the Offer.”

All of the foregoing references that also appear in the Letter of Transmittal and other related offer documents are deemed to have been amended to the same extent as amended in the Original Offer to Purchase by this Supplement No. 1 and the following sentence is hereby added to beginning of each of the Letter of Transmittal and other related offer documents:

“If a stockholder has validly deposited and not withdrawn its shares, it need not take any further action to accept the Offer.”

Summary Term Sheet

The Summary Term Sheet in the Original Offer to Purchase is hereby amended and supplemented as follows:

How long do I have to decide whether to tender my shares in the Offer? Can Silgan extend the Offer past the current expiration date?

•

You may tender your shares until the Offer expires. Currently, the Offer is scheduled to expire at 5:00 p.m., New York time, on February 5, 2013. If your shares are held by a nominee or broker, it is likely that they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. We urge you to contact your nominee or broker to find out their deadline.

•

We have the right to extend the Offer past this scheduled expiration date in our sole discretion. If we choose to do so, we will announce the extension of the Offer no later than 9:00 a.m., New York time, on the next business day after the previously scheduled or announced expiration date. You will be able to tender your shares until 5:00 p.m., New York time, on the day selected as the new expiration date. See Sections 1 and 15.

Once I have tendered my shares in the Offer, can I withdraw my tender?

•	You can withdraw your previously tendered shares at any time before the Offer expires, which is currently 5:00 p.m., New York time, on February 5, 2013.

What are the United States federal tax consequences if I tender my shares to Silgan?

•	Generally, you will be subject to United States federal income taxation with respect to cash you receive from us in exchange for the shares you tender. See Section 14.

•	The cash you receive generally will be treated either as:

•	proceeds of a sale or exchange eligible for capital gains treatment; or

•

a dividend to the extent of our available current year or accumulated earnings and profits, and thereafter, first as a non-taxable return of capital (to the extent of your tax basis in our stock) and then as capital gain.

•

In the case of foreign stockholders, because it is unclear which characterization applies, we intend to withhold 30% of the gross proceeds paid (i.e., applying the withholding rate applicable to the payment of dividends to foreign stockholders), unless you establish your entitlement to a lower or zero withholding rate by timely filing the applicable Form W-8. See Section 3.

Section 2. Purpose of the Offer; Certain Effects of the Offer; Other Plans or Proposals.

The fourth paragraph of Section 2 under the subheading “Purpose of the Offer” on page 13 of the Original Offer to Purchase is hereby amended and restated as follows:

“We believe that the Offer (i) represents a prudent use of our excess cash in light of our business profile, assets and current indebtedness and (ii) allows for an efficient means to return capital to our stockholders, which in turn assists us in achieving our objective of maintaining an optimal balance sheet. Furthermore, the Offer, and particularly the preference given to holders of fewer than 100 shares, may reduce the number of holders of our shares and thereby reduce the administrative costs of mailing securities filings and notices to such holders.”

Section 3. Procedures for Tendering Shares.

The following sentence is added to the end of the first paragraph of Section 3:

“If you have validly deposited and not withdrawn your shares, you need not take any further action to accept the Offer.”

Section 4. Withdrawal Rights

The first paragraph of Section 4 is hereby amended and restated as follows:

“Shares tendered in the Offer may be withdrawn at any time before the expiration date.”

Section 7. Conditions of the Offer.

The first paragraph of Section 7 on page 23 of the Original Offer to Purchase is hereby amended and restated as follows:

“Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and we may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) promulgated under the Exchange Act, if at any time on or after November 19, 2012 and prior to the time of the expiration of the Offer, any of the following events occur or are determined by us to have occurred, and, in our reasonable judgment in any such case, such event or events makes it inadvisable to proceed with the Offer or with acceptance for payment for the shares in the Offer:”

The last paragraph of Section 7 on page 25 of the Original Offer to Purchase is hereby amended and restated as follows:

“The conditions listed above are for our sole benefit and we may, in our sole discretion, waive any of the conditions listed above, in whole or in part, prior to the time of the expiration of the Offer.”

Section 10. Information About Us.

The sixth paragraph of Section 10 on page 26 of the Original Offer to Purchase is hereby amended to incorporate by reference Silgan Holdings Inc.’s Current Report on Form 8-K filed with the Securities Exchange Commission on December 18, 2012.

Section 12. Effects of the Offer on the Market for Our Shares; Registration Under the Securities Exchange Act of 1934.

The first paragraph of Section 12 on page 31 of the Original Offer to Purchaser is hereby amended and restated as follows:

“Our purchase of shares in the Offer will reduce the number of our shares that might otherwise trade publicly and may reduce the number of our stockholders. As of November 16, 2012, approximately 48,975,825 shares of our common stock were held by non-affiliated stockholders. Assuming the Offer is fully subscribed and no affiliates tender shares of our common stock in the Offer, we will have between approximately 42,840,856 and 43,450,964 shares held by non-affiliated stockholders following the purchase of shares tendered in the Offer, based on the minimum price per share of $40.75 and the maximum price per share of $45.25, respectively. The actual number of shares outstanding will depend on the number of shares tendered and purchased in the Offer.”

Section 14. Certain United States Federal Income Tax Consequences.

The ninth sentence of the second paragraph under the Subheading “Exchange of Shares Pursuant to the Tender Offer” of Section 14 on page 33 of the Original Offer to Purchase is hereby amended to delete the words “, including the anticipated redemption of up to 800,000 shares by Mr. Horrigan” such that the ninth sentence shall read:

“A U.S. Holder’s proportionate equity interest in us after the exchange will be determined by reference to the total number of our shares then outstanding, taking into account the redemption of all shares pursuant to the Offer.”

The fourth through seventh paragraphs under the Subheading “Exchange of Shares Pursuant to the Tender Offer” of Section 14 beginning on page 33 of the Original Offer to Purchase are hereby amended and restated as follows:

“Long-term capital gains are generally subject to federal income tax at reduced rates. However, the maximum federal income tax rate on long-term capital gains is scheduled to increase to 20% on January 1, 2013. Moreover, certain net investment income, including capital gains with respect to our shares, realized on or after January 1, 2013 above a specified threshold is scheduled to become subject to an additional 3.8% tax.

If a U.S. Holder is not treated under the Section 302 tests as recognizing gain or loss on an exchange of shares for cash, the entire amount of cash received by such U.S. Holder pursuant to the exchange will be treated as a distribution with respect to our stock. Such amount will be treated as a dividend to the extent of the portion of our current and accumulated earnings and profits allocable to such shares. Such dividend income will be taken into account by a U.S. Holder on the date payment is received by the U.S. Holder. Amounts treated as dividends that are received after December 31, 2012 are currently scheduled to be taxable at the same rates as other items of ordinary income, which rates are currently scheduled to be as high as 39.6%. In addition, the additional 3.8% tax on net investment income above a specified threshold would apply to such amounts.

Legislative changes to the U.S. federal income tax rates applicable to capital gains and dividends are currently under consideration. U.S. Holders should consult their tax advisors regarding the rates that may be applicable at the time the redemption of shares pursuant to the Offer is carried out.”

***

Except as otherwise set forth in this Supplement No. 1, the terms and conditions set forth in the Original Offer to Purchase are applicable in all respects to the tender offer. The information set forth above should be read in conjunction with the Original Offer to Purchase, including the documents incorporated by reference therein, and the Letter of Transmittal.

Silgan Holdings Inc.

December 18, 2012

The Depositary for the Offer is:

Computershare Shareowner Services LLC

By Overnight Courier or By Hand:	By Mail:

Computershare Shareowner Services LLC Attn: Corporate Action Department—27th Floor 480 Washington Boulevard Mail Drop—Reorg Jersey City, New Jersey 07310	Computershare Shareowner Services LLC Attn: Corporate Action Department—27th Floor P.O. Box 3301 South Hackensack, New Jersey 07606

By Facsimile Transmission:

For Eligible Institutions Only:

(201) 680-4626

For Confirmation Only Telephone:

(201) 680-4860

The Letter of Transmittal and certificates for shares and any other required documents should be sent or delivered by each Silgan record stockholder or the stockholder’s broker, dealer, commercial bank, trust company or nominee to the depositary at its address or facsimile number set forth above in the manner specified herein and therein.

Any questions or requests for assistance may be directed to the information agent or the dealer manager at their telephone numbers or addresses set forth below. Requests for additional copies of this Supplement No. 1, the Original Offer to Purchase or the Letter of Transmittal may be directed to the information agent at the telephone number or address set forth below. You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of shares, stockholders are directed to contact the depositary.

The Information Agent for the Offer is:

Georgeson Inc.

Georgeson Inc.

199 Water Street, 26th Floor

New York, New York 10038

All Holders, Banks and Brokers: (866) 296-5716

The Dealer Manager for the Offer is:

Citigroup

Citigroup Global Markets Inc.

Special Equity Transactions Group

390 Greenwich Street, 1st Floor

New York, New York 10013

Telephone: (877) 531-8365